Exhibit (a)(56)

YXLeaderToday

For Managers and Supervisors

July 5, 2007

A Message From Tim Hoeksema

If you were a Midwest or Skyway Airlines manager or supervisor a few years back, this communication should look familiar. YXLeaderToday was produced by our Corporate Communications department in association with our senior leadership team to provide key information to leaders throughout our company. We decided now was a good time to resurrect YXLeaderToday to help you better communicate with your team, and provide accurate and precise information about the AirTran situation and important news about our business.

You will receive YXLeaderToday on a regular basis. Be sure to read it and communicate the information it contains to your employees in a timely manner. This information is best conveyed in face-to-face discussions -- please do not simply copy it and post or distribute in mailboxes.

If you have suggestions on topics that you would like to see covered or would like to provide additional feedback, please contact Corporate Communications by replying to this e-mail (do not include history). Thank you for your commitment to our airline and your dedication to the important role you perform.

T.E. Hoeksema

New Midwest Board Members

At the 2007 Midwest Air Group Annual Shareholders Meeting, the shareholder vote for members of our board of directors produced disappointing but not unexpected results. AirTran Airways' slate of nominees displaced our three incumbents: John Bergstrom, Jim Boris and Fred Stratton. Our three newly elected directors are John Albertine, Jeffrey Erickson and Charles Kalmbach. According to their bios, Mr. Albertine is chairman and chief executive officer of Albertine Enterprises, Inc., a consulting and merchant-banking firm; Mr. Erickson is the retired president and chief executive officer of Atlas Air Worldwide Holdings, Inc.; and Mr. Kalmbach is vice chairman of The University Medical Center at Princeton, for which he chairs the oversight and governance committees, and is chairman of the audit committee of The Resources for the Future.

The three new board members constitute a minority membership on our board and have the same legally binding obligations as all board members -- to serve the interests of all Midwest shareholders, not just those who elected them. As with all newly elected members of our board, they will be welcomed and undergo a full day of orientation.

The AirTran Presentation

Based on the results of the election, the board has decided to give AirTran an opportunity to make a presentation of its proposal. That session has been set for July 16. The board will listen to the proposal but has made no determination to enter into negotiations with AirTran. Note that this point was often misinterpreted in media reports. The board remains firmly committed to its position -- that the offer from AirTran is inadequate and does not reflect the long-term value of the company.

The AirTran Situation and Our Business

Passenger reaction to the AirTran situation has not affected our business. Bookings remain strong and, in fact, our second quarter load factor is likely to be among the highest in our history.

Our voluntary attrition rate is about the same as it was for the first half of 2006. Only five management positions have been vacated, the same number as in the first half of 2006.

Recruiting new employees has been more challenging. Our Human Resources department believes this is due in part to the AirTran situation, but also to a more competitive labor market. Hiring, however, is by no means flat. Response to open positions is steady, and we continue to recruit and hire outstanding talent.

Key Points to Communicate to Your Employees

The Midwest board's position on the AirTran offer has not changed. But due to the director election, the composition of the board has changed. We accept that the election results indicate we should listen to an AirTran presentation, which we will do in mid-July.

We are still substantially protected from a hostile takeover through a variety of defenses.

Midwest Airlines is a well-known company providing a vital service to the community. Our prominence has earned us substantial media coverage during both good times and bad. As with all media coverage, it is not always accurate and provides a forum for personal opinion that is simply that -- an opinion. Caution your employees not to readily accept everything they hear and read in the media, but instead look to you as their primary source of accurate information.

The main message you should communicate to employees as often as possible is to focus on their jobs and deliver a reliable, on-time and safe operation while providing the superior customer service that distinguishes us from all other airlines. Thank your staff frequently for delivering "The best care in the air" to our passengers every day.

Learn More and Tell Us More as Well

All communications -- both internal and external -- concerning the AirTran situation can be accessed on a special AirTran page on YXNet. (Click here to access.) We suggest you take a few minutes to view this page and refresh your memory concerning the chain of events that has occurred since AirTran made its offer. It should help you put our current situation in perspective and help you in your discussions with employees.

A short time ago, all managers and supervisors were asked to send us questions, comments or concerns they were encountering from employees. If you have not responded, please do. We are currently compiling a list of these comments and will feature them in future issues of YXLeaderToday. Additionally, if you have any suggestions or comments of your own that would help us better communicate with employees, please reply to this e-mail (do not include history). Thank you for your valuable time.

This e-mail contains forward-looking statements about the results expected under the company’s strategic plan and that otherwise may state the company’s or management’s intentions, hopes, beliefs, expectations or predictions for the future. Words such as “project,” “expect,” “anticipate,” “predict,” “believe,” “estimate,” “goal,” “plan,” “objective” or similar words are intended to identify forward-looking statements. It is important to note that the company’s actual results could differ materially from the projected results contained in these forward-looking statements. Factors that may cause such a difference to occur include, but are not limited to, fees and expenses incurred in connection with AirTran’s unsolicited exchange offer, customer acceptance of the company’s strategic plan, the company’s ability to successfully implement the strategic plan, an adverse industry yield environment, and the risk factors described in “Item 1A. Risk Factors” in the company’s “Annual Report on Form 10-K” for the year ended December 31, 2006.

Important Additional Information

Midwest filed a Schedule 14D-9 with the Securities and Exchange Commission on January 25, 2007 and subsequent amendments which set forth the reasons for the Midwest board’s recommendation with respect to the unsolicited exchange offer by AirTran Holdings, Inc. and related information.